Exhibit 6.3

AVVENIRE ELECTRIC VEHICLES CORP.

- and -

AVVENIRE ELECTRIC VEHICLE

INTERNATIONAL CORP.

ASSET PURCHASE AND SALE AGREEMENT

September 22, 2022

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT is dated effective as of September 22, 2022 (the “Effective Date”).

BETWEEN:

AVVENIRE ELECTRIC VEHICLES CORP., a British Columbia corporation with a business address at 8335 Hwy 35, Clarington, Ontario L0B1M0

(the “Vendor”)

AND:

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP., a Nevada corporation with a business address at 3172 North Rainbow Blvd. #1254, Las Vegas Nevada 89108

(the “Purchaser”)

WHEREAS the Vendor desires to sell and convey to the Purchaser and the Purchaser desires to purchase and receive from the Vendor the Assets on the terms and conditions set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a)	“Agreement” means this Asset Purchase and Sale Agreement including any amendments and all Schedules.

(b)	“Applicable Law” (b) means, in relation to any Person, transaction, or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards, and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders, and decrees issued by any Governmental Authority by which such Person is bound or which has application to the transaction or event in question.

(c)	“Assets” means all rights, title, and interest of the Vendor in and to the assets described in Schedule A hereto, including the Intellectual Property Rights in such assets and any applicable Licenses.

(d)	“Business Day” means a day on which banks are generally open for the transaction of commercial business in Las Vegas, Nevada, USA, but does not, in any event, include a Saturday, a Sunday, or a statutory holiday under Applicable Law.

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(e)	“Closing” means the sale and conveyance of the Assets by the Vendor to the Purchaser and the satisfaction of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(f)	“Closing Date” means September 22, 2022, or such other date as mutually agreed to in writing by the Parties.

(g)	“Confidential Information” has the meaning ascribed thereto in Section 6.1.

(h)	“Consideration Shares” has the meaning ascribed thereto in Section 2.2.

(i)	“Disclosing Party” has the meaning ascribed thereto in Section 6.1.

(j)	“Effective Date” has the meaning ascribed thereto on page 1 of this Agreement.

(k)	“Governmental Authority” means, in relation to any Person, transaction, or event, any: (i) federal, provincial, state, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(l)	“including” and “includes” means “including, without limitation” and “includes without limitation”, respectively.

(m)	“Intellectual Property Rights” means any statutory, common law, or other rights of the Vendor throughout the world in regards to the Assets, including the registration or application for registration of such rights, provided under:

(i)	patent law;

(ii)	copyright law, including moral rights;

(iii)	trade-mark law, including trade names;

(iv)	design patent or industrial design law; and

(v)	any other statutory provision or common law principle applicable hereto which may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions, or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, algorithms, concepts, inventions or know-how, and for the avoidance of doubt will include any of the foregoing, pertaining to the Avvenire product line including, the Tectus, Spiritus, Skyrider, Foras, Terra Ebike, and Aspero product design, formulae, algorithms, concepts, inventions, know-how, confidential information, trade secrets, branding, and trademarks.

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(n)	“License” means a license, permit, certificate of authority, waiver, approval, certificate of public convenience and necessity, registration or other authorization, consent, or clearance to construct, or operate a facility, including any emissions, discharges, or releases therefrom, or to transact an activity or business, to construct a tower or to use an asset or process, in each case issued or granted by a Governmental Authority.

(o)	“Parties” means the Vendor and the Purchaser, and “Party” means one of them.

(p)	“Person” includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government, or any department or agency thereof and the heirs, executors, administrators, or other legal representatives of an individual.

(q)	“Purchase Price” has the meaning ascribed thereto in Section 2.2.

(r)	“Purchaser” means Avvenire Electric Vehicle International Corp.

(s)	“Receiving Party” has the meaning ascribed thereto in Section 6.1.

(t)	“Share” means a common share in the capital of the Purchaser;

(u)	“Vendor” means Avvenire Electric Vehicles Corp.

1.2 References and Headings

The references “hereunder”, “herein”, “hereby” and “hereof” refer to the provisions of this Agreement, and references to Articles, Sections, Subsections, and Schedules herein refer to articles, sections, subsections, or schedules of this Agreement. Any reference to time shall refer to Vancouver, British Columbia time. The headings of the Articles, Sections, Schedules, and any other headings, captions, or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural, Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires it.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so-referred to or the regulations made pursuant thereto.

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1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Assets

The Vendor hereby agrees to sell and convey to the Purchaser, and the Purchaser hereby agrees to purchase and receive from the Vendor, the Vendor’s entire right, title, and interest in and to the Assets as of the Closing Date.

2.2 Purchase Price

At Closing, in consideration for the Assets, the Purchaser will pay to the Vendor (the “Consideration”), $4,541,583.79 USD or $6,130,794 CAD (collectively, the “Purchase Price”).

2.3 Allocation of Purchase Price

The Vendor and the Purchaser will allocate the Purchase Price among the Assets according to the fair market value of the Assets or as otherwise mutually determined by the Vendor and the Purchaser, each acting reasonably.

2.4 Conditions of Closing

Closing shall be conditional on the following conditions being satisfied or being waived in writing by the Parties:

(a)	approval of the Vendor’s sale of the Assets by the Vendor’s board of directors;

(b)	confirmation that the Vendor is eligible to receive the Consideration pursuant to an exemption from applicable prospectus and registration requirements under Applicable Law;

(c)	the Purchaser shall have paid the Purchase Price to the Vendor;

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(d)	the Parties shall have executed and delivered Intellectual Property Rights transfers, (including relevant trademark assignments and relevant trade secret and formulae assignments, as well as any applicable Licenses) in respect of the Assets as contemplated in Section 3.1.

ARTICLE 3

ADDITIONAL COVENANTS

3.1 Intellectual Property Rights Registrations

At Closing, or as soon as practicable thereafter, the Parties shall execute and deliver registrable transfers from the Vendor to the Purchaser of all registrations in respect of the Intellectual Property Rights, including any applicable Licenses. The Purchaser will submit such transfers to the applicable Governmental Authorities following Closing, and the Vendor will provide all assistance that the Purchaser may require in efforts to promptly effect the transfer of such registrations.

3.2 Expenses

Each Party will be responsible for its own expenses in connection with the transactions contemplated by this Agreement, including all professional fees and due diligence expenses incurred.

3.3 Standstill

Subject to the termination provisions contained herein, and except for activities undertaken in connection with the transactions contemplated by this Agreement, neither Party will, nor will it permit any of its representatives to directly or indirectly, solicit, discuss, encourage or accept any offer for a transaction or take any other action with the intention or reasonably foreseeable effect of impeding, delaying, prohibiting or negatively impacting the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES AND INDEMNITY

4.1 Representations and Warranties of the Vendor

The Vendor covenants represents and warrants to and in favour of the Purchaser as provided in this Section 4.1:

(a)	Requisite Authority. The Vendor has the requisite capacity, power, and authority to execute this Agreement and the other agreements, documents, and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(b)	Execution and Enforceability. The Vendor has taken all necessary corporate actions to authorize the execution, delivery, and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Vendor, and this Agreement constitutes, and all other documents executed and delivered on behalf of the Vendor hereunder, shall, when executed and delivered, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i)	bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally, and

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(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(c)	Title to Assets. The Vendor owns, of record and beneficially, the Assets (including the Intellectual Property Rights) free and clear of any lien, claim, charge or encumbrance, other than any encumbrance created in favor of the Purchaser pursuant to this Agreement or otherwise. The Vendor has not transferred, assigned or encumbered the Assets (including the Intellectual Property Rights) or its interests therein in any way. At Closing, the Purchaser will obtain good and valid title to the Assets (including the Intellectual Property Rights) free and clear of any lien, claim, charge or encumbrance other than any encumbrance created in favor of the Purchaser pursuant to this Agreement or otherwise.

(d)	Non-Infringement. The Intellectual Property Rights do not and will not infringe any intellectual property or contractual rights of any Person. The past conduct of the Vendor with respect to the Assets does not infringe the intellectual property or contractual rights of any Person. There are no actions, suits, investigations, claims, or proceedings ongoing, outstanding, or to the Vendor’s knowledge pending or threatened, which in any way relate to the Assets or the Intellectual Property Rights. The Vendor has diligently protected and prosecuted its rights to the Intellectual Property Rights, and between the Effective Date and the Closing Date, the Vendor will diligently protect and prosecute such rights. The Purchaser will not infringe any intellectual property rights or contractual rights of any Person as a result of the acquisition, use, enjoyment or transfer of the Intellectual Property Rights.

(e)	Compliance with Applicable Laws. The Assets, and the production and sale in the ordinary course of business of the consumer products, which are the subject of the Intellectual Property Rights, comply with and do not contravene any Applicable Law as existing on the Effective Date.

(f)	Full Disclosure. The Vendor has made full disclosure to the Purchaser of all information concerning the Assets (including the Intellectual Property Rights) within the knowledge of Vendor, which would be material to a purchaser of same such as Purchaser. The information given by or on behalf of the Vendor to the Purchaser with respect to the Assets (including the Intellectual Property Rights) is true, complete and accurate in all respects, and none of that information is misleading, whether by inclusion of misleading information, or omission of material information or both.

4.2 Indemnity by the Vendor

The Vendor shall indemnify and hold harmless the Purchaser, its officers, directors, and employees from and against all claims, costs, civil penalties, fines, losses and damages (including but not limited to attorneys fees and legal costs) by whomever brought or alleged arising out of or related to a breach of one of the Representations and Warranties set out in Section 4.1.

4.3 Representations and Warranties of the Purchaser

The Purchaser covenants represents and warrants to and in favour of the Vendor as provided in this Section 4.3:

(a)	Requisite Authority. The Purchaser has the requisite corporate capacity, power, and authority to execute this Agreement and the other agreements required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

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(b)	Execution and Enforceability. The Purchaser has taken all necessary corporate actions to authorize the execution, delivery, and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser, and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser hereunder, including the Distribution Agreement, shall, when executed and delivered, constitute legal, valid, and binding obligations of the Purchaser enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i)	bankruptcy, insolvency, fraudulent preference, reorganization, or other laws affecting creditors’ rights generally, and

(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(c)	Shares. The Consideration Shares, when issued, will be duly and validly issued as fully paid and non-assessable Shares.

4.4 Indemnity by the Purchaser

The Purchaser shall indemnify and hold harmless the Vendor, its officers, directors, and employees from and against all claims, costs, civil penalties, fines, losses and damages (including but not limited to attorneys fees and legal costs) by whomever brought or alleged arising out of or related to a breach of one of the Representations and Warranties set out in Section 4.3.

ARTICLE 5

TERMINATION

5.1 Termination

If Closing has not occurred by September 30, 2022, then either Party may elect to terminate this Agreement and the Parties’ obligations hereunder. Upon such termination, the provisions of this Agreement shall be of no further force or effect, and neither Party shall have any liability to the other Party hereunder, except for provisions related to confidentiality, which will continue in effect, and breaches of this Agreement that occurred prior to termination.

ARTICLE 6

CONFIDENTIALITY

6.1 Confidentiality

All of the information, records, books, and data of a Party (the “Disclosing Party”) to which the other Party (the “Receiving Party”) and its representatives are given access to in connection with this Agreement, including that which relates to research, products, services, customers, markets, business policies or practices, processes, designs, drawings, formulations, marketing, business plans or finances, the terms of any draft of the definitive documentation and the terms, conditions, and existence of this Agreement and all discussions between the Parties (the “Confidential Information”), will be used by the Receiving Party solely for the purposes of this Agreement and will be treated on a confidential basis. The Receiving Party covenants to the Disclosing Party that it will not at any time, other than in accordance with the terms of this Agreement, disclose the Confidential Information of the Disclosing Party to any Person without the prior written approval of the Disclosing Party or use any such Confidential Information for any purpose, other than for the purposes of this Agreement, unless specifically preapproved in writing by the Disclosing Party, subject to required disclosure to Governmental Authorities. The Receiving Party shall maintain the confidential nature of the Confidential Information in its possession by taking commercially reasonable efforts to protect the Confidential Information from unauthorized use, access, and disclosure, which shall be no less than those efforts made by the Receiving Party to protect its own confidential information. The Receiving Party may disclose Confidential Information of the Disclosing Party only to its employees, shareholders, and consultants who have a “need-to-know” for the purposes of this Agreement and the Distribution Agreement. Confidential Information shall not include information which:

(a)	prior to the Effective Date was already in the possession of the Receiving Party;

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(b)	is generally available to the public through no fault of the Receiving Party;

(c)	is required to be disclosed by the Receiving Party to any Governmental Authority;

(d)	is required in the reasonable opinion of the Receiving Party or its counsel to be disclosed to its shareholders, creditors or auditors; or

(e)	is made available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its representatives.

6.2 Public Announcements

Neither Party will make any public announcement concerning this Agreement or related negotiations without the other Party’s prior written approval, except as may be required by Applicable Law. Where such an announcement is required by Applicable Law, the Party required to make the announcement will inform the other Party of the contents of the proposed announcement and will make reasonable efforts to obtain the other Party’s approval for the announcement, which approval may not be unreasonablywithheld.

ARTICLE 7

GENERAL

7.1 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of British Columbia and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom.

7.2 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Party.

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7.3 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

7.4 Supersedes Earlier Agreements

This Agreement constitutes the whole and entire agreement among the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever among the Parties not expressly provided for in this Agreement.

7.5 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

7.6 Time of the Essence

Time shall be of the essence in this Agreement.

7.7 No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

7.8 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the other provisions shall not in any way be effected or impaired thereby.

7.9 Amendments

This Agreement may be amended only by a written instrument executed by the Parties.

7.10 No Contra Proferentum

A provision of this Agreement must not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of the Agreement or the inclusion of the provision in the Agreement.

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7.11 Further Assurances

Each of the Parties will from, time to time, on and after the Closing Date, at the request and expense of the requesting Party, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

7.12 Independent Legal Advice

The Vendor acknowledges that: (a) it has had adequate opportunity to consult independent legal counsel regarding the legal meaning and potential consequences of this Agreement, and of performing its obligations under the Agreement; (b) it has not been induced to enter into this Agreement by reason of coercion or undue influence; and (c) it has not received nor relied on legal advice from Segev LLP.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, delivered and effective as of the Effective Date.

AVVENIRE ELECTRIC VEHICLES CORP.
By:
Authorized Signatory

AVVENIRE ELECTRIC VEHICLES INTERNATIONAL CORP.

By:
Authorized Signatory

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SCHEDULE A

Assets

The Assets are comprised of the following products:

○	Tectus;
○	Spritus;
○	Skyrider;
○	Foras;
○	Terra Ebike;
○	Aspero,

including:

○	the concepts, inventions, know-how, and confidential information related in any way to such products;
○	molds and equipment;
○	all Intellectual Property Rights related to such products; and
○	any Licenses related to such products.